

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2012

<u>Via E-mail</u>
Kin Cheng
Chief Financial Officer
Antiviral Technologies, Inc.
Suite 1211, Tower II, Silvercord, 30 Canton Road
Tsimshatsui, Kowloon, Hong Kong

> **Re: Antiviral Technologies, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 000-53449**

Dear Mr. Cheng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>December 31, 2011 Form 10-K</u>

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

1. Please amend your filing to include the date that the audit report was signed.

2. Please amend your filing to include a conformed signature in your audit report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief